FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Completes Acquisition of NEC Plasma Display Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: October 1, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated October 1, 2004, concerning the completion of acquisition of NEC Plasma Display Corporation.

For Immediate Release
October 1, 2004

Pioneer Completes Acquisition of NEC Plasma Display Corporation

TOKYO — Pioneer Corporation today announced that it had on September 30, 2004 completed acquisition of all the shares in NEC Plasma Display Corporation (NPD), a subsidiary of NEC Corporation, pursuant to the stock transfer agreement concluded on July 1, 2004. NPD changed its name to “Pioneer Plasma Display Corporation” as of September 30, 2004. Matters pertaining to the acquisition are as follows:

I.  Reason for Acquisition

Pioneer acquired NPD shares in order to meet fast-growing global demand for plasma displays, which is a core business for Pioneer, and to ensure its leading role in this market. Pioneer believes that the integration of the development and manufacturing capabilities of both companies—the result of the acquisition of NPD, a company whose products have technological affinity with Pioneer’s—will boost its production volume of plasma displays.

II.  Outline of NPD

(1)	Company Name:
NEC Plasma Display Corporation (New Name: Pioneer Plasma Display Corporation)
(2)	President:
Kenji Tokuyama
(3)	Headquarters:
2080, Ohnohara-cho, Izumi, Kagoshima, Japan
(4)	Established:
September 5, 1986
(5)	Principal Business:
Development, designing, manufacture, sale and maintenance of plasma displays
(6)	Closing of Accounts:
March 31
(7)	Number of Employees:
1,024
(8)	Principal Place of Business:
Headquarters and Kagoshima Plant: 2080, Ohnohara-cho, Izumi, Kagoshima, Japan
Tamagawa Office: 1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan
(9)	Paid-in Capital:
10 billion yen
(10)	Number of Shares Issued:
505,000 shares

(11)	Shareholder:

NEC Corporation (100%)
(12)	Operating Results:

	(In millions of yen)
	Year ended March 31
	2004	2003
Net sales	¥49,229	¥14,974
Operating income (loss)	(6,439)	(5,713)
Net income (loss)	(6,638)	(3,676)
Total assets	43,435	43,740
Shareholders’ equity	15,065	21,704

III.  Outline of NEC

(1)	Company Name:
NEC Corporation
(2)	President:
Akinobu Kanasugi
(3)	Headquarters:
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(4)	Principal Business:
IT solutions business, network solutions business and electron devices business

IV.  Summary of Transfer

(1)	Number of Shares Held by Pioneer:

Before Transfer:	None	(0%)
After Transfer:	505,000 shares	(100%)
(2)	Amount Paid upon Transfer:
On September 30, 2004 Pioneer paid approximately 37 billion yen for the acquisition including the loans to and the intellectual property rights of NPD; however, the exact amount will be determined by the end of December 2004 by reviewing NPD’s semiannual operating results for the period ending September 30, 2004, and adjustment may be made.

V.  Business Forecasts

The business plans of the new company and their effect on Pioneer’s consolidated business forecasts will be disclosed at the earliest opportunity.

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For further information, please contact:
Akira Niijima, Senior Managing Director and Representative Director
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111
E-mail: pioneer_prd@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/index-e.html